August 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn:	Myra Moosariparambil
Craig Arakawa
Anuja Majmudar
Kevin Dougherty

Re:	Moove Lubricants Holdings
Request to Withdraw Registration Statement on Form F-1
Filed September 16, 2024
File No. 333-282154

Ladies and Gentlemen:

Moove Lubricants Holdings (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-282154), initially filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2024, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement has not been declared effective and no securities of the Company were sold in connection with the offering.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact Manuel Garciadiaz at (212) 450-6095.

Very truly yours,

/s/ Filipe Affonso Ferreira

Filipe Affonso Ferreira
Director
Moove Lubricants Holdings